Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi appoints Jean-Baptiste Chasseloup de Chatillon Executive Vice President, Chief Financial Officer

Paris – June 19, 2018 - Sanofi has appointed Jean-Baptiste Chasseloup de Chatillon as Executive Vice President, Chief Financial Officer (CFO) and Member of the Executive Committee, effective October 1st 2018. He will join Sanofi September 1st to ensure a smooth transition with Jérôme Contamine who will retire on September 30th, after more than 9 years of distinguished service at Sanofi.

Mr. Chasseloup de Chatillon most recently served as Chief Financial Officer and Executive Vice-President for PSA Group. In this capacity he was also a member of the Managing Board and of the Executive Committee. Throughout his tenure at PSA Group, he held various management positions in finance (Treasurer in Spain, Chief Financial Officer in the United Kingdom) and in sales and marketing (Citroen Belgium Managing Director.) He was also Chairman of the Board of Banque PSA Finance (BPF) from 2012 to June 2016. He has been a member of the Peugeot S.A. Managing Board since 2012.

“Jean-Baptiste is an experienced CFO who has been part of the impressive turnaround of PSA Group. His track record of successfully driving finance across different businesses and geographies throughout his career will be of great value to lead our very experienced team around the world,” says Olivier Brandicourt, Chief Executive Officer at Sanofi. “I would like to express my thanks and gratitude to Jerome Contamine for his excellent service to Sanofi during the company’s transformation over the past decade. He has been a highly committed and trusted business partner to me and to my executive team.”

A citizen of France, Mr. Chasseloup de Chatillon holds a Master from Paris Dauphine and studied Finance in the UK (Lancaster University).

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